UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

ZipRealty, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

98974V107

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1of 10 Pages

CUSIP No. 98974V107

1.	Name of Reporting Persons
I.R.S. Identification No(s). of above person(s) (entities only)
Venture Strategy Partners II LP 94-3347261

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power

1,510,678

Number of	6.	Shared Voting Power
Shares
Beneficially
Owned by
Each	7.	Sole Dispositive Power
Reporting
Person With:		1,510,678

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,510,678

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

7.4%

12.	Type of Reporting Person (See Instructions)

PN

Page 2 of 10 Pages

CUSIP No. 98974V107

1.	Name of Reporting Persons
I.R.S. Identification No(s). of above person(s) (entities only)
Venture Strategy Affiliates Fund II LP 94-3357151

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power

104,156

Number of	6.	Shared Voting Power
Shares
Beneficially
Owned by
Each	7.	Sole Dispositive Power
Reporting
Person With:		104,156

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

104,156

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

0.5%

12.	Type of Reporting Person (See Instructions)

PN

Page 3 of 10 Pages

CUSIP No. 98974V107

1.	Name of Reporting Persons
I.R.S. Identification No(s). of above person(s) (entities only)
Venture Strategy Management Company II LLC 94-3347262

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power

Number of	6.	Shared Voting Power
Shares
Beneficially		1,614,834*
Owned by
Each	7.	Sole Dispositive Power
Reporting
Person With:

	8.	Shared Dispositive Power

1,614,834*

9.	Aggregate Amount Beneficially Owned by Each Report Person

1,614,834*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

7.9%

12.	Type of Reporting Person (See Instructions)

OO

* Consists of an aggregate of 1,510,678 shares beneficially owned by Venture Strategy Partners II LP and 104,156 shares beneficially owned by Venture Strategy Affiliates Fund II LP. Venture Strategy Management Company II LLC serves as the general partner of each of these limited partnerships and, as a result, may be deemed to beneficially own these shares.

Page 4 of 10 Pages

CUSIP No. 98974V107

1.	Name of Reporting Persons
I.R.S. Identification No(s). of above person(s) (entities only)
Joanna Rees Gallanter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	Citizenship or Place of Organization

U.S.A.

	5.	Sole Voting Power

Number of	6.	Shared Voting Power
Shares
Beneficially		1,614,834*
Owned by
Each	7.	Sole Dispositive Power
Reporting
Person With:

	8.	Shared Dispositive Power

1,614,834*

9.	Aggregate Amount Beneficially Owned by Each Report Person

1,614,834*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

7.9%

12.	Type of Reporting Person (See Instructions)

IN

* Consists of an aggregate of 1,510,678 shares beneficially owned by Venture Strategy Partners II LP and 104,156 shares beneficially owned by Venture Strategy Affiliates Fund II LP. Joanna Rees Gallanter is executive managing member of Venture Strategy Management Company II LLC, the general partner of each of these limited partnerships, and, as a result, may be deemed to beneficially own these shares.

Page 5 of 10 Pages

Item 1.

(a)	Name of Issuer: ZipRealty, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
2000 Powell Street, Suite 1555
Emeryville, CA 94608

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): (i) Venture Strategy Partners II LP ( “Venture Strategy Partners II”), (ii) Venture Strategy Affiliates Fund II LP (“Venture Strategy Affiliates II”), (iii) Venture Strategy Management Company II LLC (“Venture Strategy Management”), the general partner of each of Venture Strategy Partners II and Venture Strategy Affiliates II, and (iv) Joanna Rees Gallanter, executive managing member of Venture Strategy Management ((i), (ii), (iii) and (iv) being collectively, the “Filing Persons”). The Common Stock of the Issuer (the “Stock”) which is the subject of this Schedule 13G is held directly by Venture Strategy Partners II and Venture Strategy Affiliates II. Venture Strategy Management and Ms. Gallanter are joining in this Schedule 13G because they exercise voting and investment power over the Stock held by Venture Strategy Partners II and Venture Strategy Affiliates II. The Filing Persons have entered into a Joint Filing Agreement, dated as of February 10, 2005, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Filing Persons expressly disclaim that they constitute a group within the meaning of Section 13 of the Act.

(b)	Address of Principal Business Office or, if none, Residence:
140 Geary Street, Suite 600
San Francisco, California 94108

(c)	Citizenship:

Venture Strategy Partners II: Delaware limited partnership
Venture Strategy Affiliates II: Delaware limited partnership
Venture Strategy Management: Delaware limited liability company
Joanna Rees Gallanter: USA citizen

(d)	Title of Class of Securities:

Common Stock, $.001 par value per share

(e)	CUSIP Number:

98974V107

Item 3.	Not applicable.

Page 6 of 10 Pages

Item 4.	Ownership

I. Venture Strategy Partners II:

(a)	Amount Beneficially Owned: 1,510,678*

(b)	Percent of Class: 7.4%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 1,510,678*
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 1,510,678
(iv)	Shared power to dispose or to direct the disposition of: 0

* Includes an aggregate of 528,271 shares issuable as of December 31, 2004 upon the exercise of currently exercisable warrants.

II. Venture Strategy Affiliates II:

(a)	Amount Beneficially Owned: 104,156*

(b)	Percent of Class: 0.5%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 104,156*
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 104,156*
(iv)	Shared power to dispose or to direct the disposition of: 0

* Includes an aggregate of 36,422 shares issuable as of December 31, 2004 upon the exercise of currently exercisable warrants.

III. Venture Strategy Management and Joanna Rees Gallanter:

(a)	Amount Beneficially Owned: 1,614,834*

(b)	Percent of Class: 7.9%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,614,834*
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,614,834*

* Consists of the shares beneficially owned by Venture Strategy Partners II and Venture Strategy Affiliates II. Venture Strategy Management serves as the general partner of each of these limited partnerships and Ms. Gallanter serves as executive managing member of Venture Strategy Management. As a result, Venture Strategy Management and Ms. Gallanter may be deemed to beneficially own these shares.

Item 5. Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Page 7 of 10 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of a Group:

Not applicable.

Item 10.	Certification:

Not applicable.

Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2005

Venture Strategy Partners II LP
By: Venture Strategy Management Company II LLC
Its: General Partner

By:	/s/ Joanna Rees Gallanter
/s/ Joanna Rees Gallanter
Name: Title:	Joanna Rees Gallanter Executive Managing Member

Venture Strategy Affiliates Fund II LP
By: Venture Strategy Management Company II LLC
Its: General Partner

By:	/s/ Joanna Rees Gallanter

Name: Title:	Joanna Rees Gallanter Executive Managing Member

Venture Strategy Management Company II LLC

By:	/s/ Joanna Rees Gallanter

Name: Title	Joanna Rees Gallanter Executive Managing Member

/s/ Joanna Rees Gallanter
Joanna Rees Gallanter

Page 9 of 10 Pages

Exhibit A

AGREEMENT REGARDING THE JOINT FILING
OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     February 10, 2005

Venture Strategy Partners II LP
By: Venture Strategy Management Company II LLC
Its: General Partner

By:	/s/ Joanna Rees Gallanter

Name: Title:	Joanna Rees Gallanter Executive Managing Member

Venture Strategy Affiliates Fund II LP
By: Venture Strategy Management Company II LLC
Its: General Partner

By:	/s/ Joanna Rees Gallanter

Name: Title:	Joanna Rees Gallanter Executive Managing Member

Venture Strategy Management Company II LLC

By:	/s/ Joanna Rees Gallanter

Name: Title:	Joanna Rees Gallanter Executive Managing Member

/s/ Joanna Rees Gallanter

Joanna Rees Gallanter

Page 10 of 10 Pages